Pyrophyte Acquisition Corp.

3262 Westheimer Road, Suite 706

Houston, Texas 77098

October 25, 2021

VIA EDGAR

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Acceleration Request

Registration Statement on Form S-1 (File No. 333-260041) of Pyrophyte Acquisition Corp. (the “Company”)

Dear Ms. Packebusch:

Reference is made to our letter, filed as correspondence via EDGAR on October 21, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on October 25, 2021, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 with any questions regarding this matter.

Sincerely,

PYROPHYTE ACQUISITION CORP.

By:	/s/ Sten L. Gustafson
Name:	Sten L. Gustafson
Title:	Chief Executive Officer and Director

cc:	Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request Withdrawal]